November 30, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:         ToughBuilt Industries, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-268537

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 PM (EST) on Friday, December 2, 2022, or as soon thereafter as is practicable.

Very truly yours,
TOUGHBUILT INDUSTRIES, INC.
By:	/s/ Michael Panosian
Name:	Michael Panosian
Title:	Chief Executive Officer

8669 Research DR

Irvine, Ca 92618

p:   800 288 4659

f:   800 604 3259